Cyclo Therapeutics, Inc.

6714 NW 16th Street, Suite B

Gainesville, Florida 32653

November 7, 2024

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cyclo Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-39780

Ladies and Gentlemen:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated November 5, 2024 on the Form 10-K for fiscal year ended December 31, 2023 of Cyclo Therapeutics, Inc. (“we”, “our”, “Cyclo” or the “Company”). We are providing our responses below to each of your numbered comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 1. Business

Overview, page 1

COMMENT 1. Please revise your disclosure regarding Cyclo's business to remove or revise all statements implying safety or efficacy, as the company's product candidates have not yet received regulatory approval. Examples of such statements include, but are not limited to, the following:

•	"...to date, our clinical studies have preliminarily demonstrated that Trappsol Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups."

•

"Preliminary data from our completed clinical studies suggest that Trappsol Cyclo clears toxic deposits of cholesterol and other lipids from cells, has a consistent pharamocokinetic profile peripherally, and crosses the blood-brain-barrier in individuals suffering from NPC, and results in neurological and neurocognitive benefits and other clinical improvements in NPC patients."

•	"The patient also exhibited signs of improvement with less volatility and shorter latency in word-finding."

November 7, 2024

•

"Initial patient enrollment in the U.S. Phase I study commenced in September 2017, and in May 2020 Cyclo announced Top Line data showing a favorable safety and tolerability profile for Trappsol Cyclo in this study."

Safety and efficacy conclusions are within the sole authority of the FDA or equivalent foreign regulators. Please remove or revise these statements to instead present the objective data observed in your clinical trials.

RESPONSE 1: All references to outcome measures around safety and efficacy will be removed from future SEC filings and, where appropriate, will be replaced with the words “well tolerated.” The preliminary data section will also be removed going forward.

COMMENT 2. We note that you announced top line data in May 2020 from your Phase I study in the U.S. We also note that you completed a Phase I/II study in the United Kingdom, Sweden and Israel under the purview of the EMA, and that in October 2020 you were notified by the FDA that you could proceed with a proposed Phase III clinical trial in the U.S. Please revise your disclosure to clarify whether you conducted a Phase II study in the U.S. or whether you relied on data obtained from your Phase I/II trial abroad to support the commencement of your Phase III trial. In the event you did conduct a Phase II trial in the U.S., please revise your disclosure in relation to clinical studies to include information regarding the trial, including, but not limited to, the number of participants, demographic information, and the resulting data including endpoints and p-values.

RESPONSE 2: Cyclo did not conduct a Phase II trial in the U.S. and instead relied, with the consent of the FDA, on the data obtained from our Phase I/II trial abroad to support the commencement of our Phase III trial in the U.S.

Competition, page 8

COMMENT 3. You state that you believe there is a perceived barrier to entry into the cyclodextrin industry because of the lack of general experience with cyclodextrins. Please reconcile this statement with your disclosure on page 19 that "[i]n Japan, at least twelve pharmaceutical preparations are now marketed which contain cyclodextrins; there are also multiple products in Europe and the United States."

RESPONSE 3: Language will be adjusted in future SEC filings to read as follows: “Cyclo is pioneering the use of cyclodextrins as an active pharmaceutical ingredient (API). While there are multiple suppliers of industrial and excipient grade cyclodextrins, we remain the only company engaged in the development of cyclodextrin therapy to treat disease.” At the same time, in future SEC filings, we will be amending the disclosure you noted on page 19 to clarify that the Japanese pharmaceutical preparations contain cyclodextrins as an excipient.

Management's Discussion and Analysis of Financial Condition and Results of Operations Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 35

COMMENT 4. Please expand your disclosure to discuss the reasons why your revenue from the sales of Trappsol HPB and other Trappsol products decreased 24% and 18%, respectively, from fiscal year 2022 to fiscal year 2023.

RESPONSE 4: Language will be adjusted in future SEC filings to read as follows: “Sales of cyclodextrin are very volatile and hard to predict. The decrease in revenue was caused by a reclassification of revenue derived from compassionate sales of Trappsol HPB.” We also note that we deem the dollar amounts behind the percentages identified for fiscal 2022 and 2023 to be immaterial to the financial condition and results of operations of the Company for those years.

November 7, 2024

Controls and Procedures, page 40

COMMENT 5. We note you concluded that your disclosure controls and procedures were effective as of December 31, 2023. Considering the material weakness identified in your Management’s Report on Internal Control over Financial Reporting, under this heading, please tell us how you have reached this conclusion in light of the guidance in SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. In addition, we note that you continue to represent that disclosure controls and procedures are effective in your subsequent interim filings on Form 10- Q, with no changes described in your internal control over financial reporting. Please tell us how you are able to support your conclusion of effective disclosure controls and procedures as of March 31, 2024 and June 30, 2024.

RESPONSE 5: This disclosure contained a typographical error by not including the word “not” in both our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024. We corrected this error in the disclosure contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 filed with the SEC on August 14, 2024. We will be sure that future filings do not have the same typographical error.

COMMENT 6. We note you have disclosed the conclusion of the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, as required by Item 307 of Regulation S-K. However, you are also required to disclose the conclusion of the effectiveness of your internal control over financial reporting as of the end of your fiscal period in your Management’s Report on Internal Control over Financial Reporting, in accordance with Item 308(a)(3) of Regulation S-K. Please revise your disclosure accordingly.

RESPONSE 6: Language will be added to Management’s Report on Internal Control over Financial Reporting in accordance with Item 308(a)(3) of Regulation S-K, if applicable, in future fiscal years.

Should you have any further questions or comments, please do not hesitate to contact me.

Sincerely, CYCLO THERAPEUTICS, INC.

By:	/s/ Joshua M. Fine
Joshua M. Fine
Chief Financial Officer

cc:         Alison Newman